Capital One Funding, LLC 140 East Shore Drive Room 1071-B Glen Allen, VA 23059

July 27, 2012

Rolaine S. Bancroft

Senior Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Capital One Multi-Asset Execution Trust

Capital One Master Trust

Form 10-K

Filed March 30, 2012

File No. 333-75276 and 000-25762

Dear Ms. Bancroft:

This letter sets forth the responses of Capital One Funding, LLC (the “Company” or “we”), as depositor for the Capital One Multi-asset Execution Trust and Capital One Master Trust, to the comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 17, 2012. For your convenience, the text of the Staff’s comment is set forth in bold below, followed by our response.

Item 15. Exhibits and Financial Statement Schedules, page 7

1.	According to the 424(b)(5) filed on June 4, 2009 Capital One [Bank] (USA), NA, the servicer, entered into a services agreement with Capital One, N.A. under which Capital One, N.A. will perform certain payment remittance processing activities with respect to payments made by cardholders who are located in Louisiana or Texas and make their monthly payments with checks or cash at branch locations of Capital One, N.A. We note, however, that your Form 10-K did not include an Item 1122 – Compliance with Applicable Servicing Criteria assessing Capital One, N.A.’s compliance with the servicing criteria set forth in Item 1122(d) of Regulation AB. Please amend your Form 10-K to provide the assessment or tell us why it is not appropriate for you to do so.

Response:

Item 1122 of Regulation AB requires a report on an assessment of compliance with the servicing criteria set forth in paragraph (d) of Item 1122 from each “party participating in the

Rolaine S. Bancroft

Division of Corporation Finance

United States Securities and Exchange Commission

July 27, 2012

servicing function.” Instruction 2 to Item 1122 excludes from the definition of “party participating in the servicing function” any entity whose servicing activities “relate only to 5% or less of the pool assets.” During the year ended December 31, 2011, customer payments collected and processed by Capital One, National Association at branch locations accounted for less than 1% of total collections relating to the pool assets held by Capital One Master Trust, determined in accordance with Rules 13a-18 and 15d-18 under the Securities Exchange Act of 1934. We periodically monitor the amount of customer payments collected and processed by Capital One, National Association and will prepare and file the relevant assessment and attestation reports with our reports on Form 10-K at such time, if ever, as Capital One, National Association’s servicing activities relate to more than 5% of the pool assets held by Capital One Master Trust.

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In connection with our response to the Staff’s July 17, 2012 letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (703) 720-3170 if you have any questions or would like any additional information.

Sincerely,

/s/ STEPHEN LINEHAN
Stephen Linehan, President

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